PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 25, 2001

                                4,450,000 SHARES

                                   ALTEON INC.

                                  COMMON STOCK



         We are selling 4,450,000 shares of common stock with this prospectus supplement and the accompanying prospectus. The last reported sale price of our common stock on January 3, 2002 was $5.12 per share. Our common stock is listed for trading on the American Stock Exchange under the symbol "ALT".


THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

                                                                       Per share        Total
                                                                       ---------        -----
Public Offering Price                                                  $4.25            $18,912,500
Proceeds to Alteon Inc. (before expenses)                              $4.25            $18,912,500


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is January 4, 2002.

                                TABLE OF CONTENTS

                                                                            PAGE
About this Prospectus Supplement........................................    S-1
Use of Proceeds.........................................................    S-1
Dilution................................................................    S-1
Plan of Distribution....................................................    S-2



         You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in any of these documents. The information contained in these documents is accurate only as of the date of each document, as the case may be, regardless of the time of delivery of this prospectus supplement and accompanying prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may change after the date set forth in each document in which the information is presented.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering; and
(b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined.

         If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

         This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that is based on the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. When used in these documents, the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in the prospectus.

         You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, as the case may be. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We expect the net proceeds from this sale of common stock to be approximately $18,587,500 million after deducting estimated expenses. We intend to use the net proceeds from the sale of the common stock to fund research and development, primarily in connection with our continued development of ALT-711 and other A.G.E. crosslink breakers, and for general corporate purposes, including further expansion of our product pipeline. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                    DILUTION

         Our net tangible book value as of September 30, 2001 was approximately $12,609,865 million or $0.46 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding at that date. Without taking into account any other changes in the net tangible book value after September 30, 2001, other than to give effect to our receipt of the estimated net proceeds from this sale of 4,450,000 shares of common stock at an offering price of $4.25 per share, less estimated offering expenses, our net tangible book value as of September 30, 2001, after giving effect to the items above would have been approximately $31,197,365 million or $0.98 per share. This represents an immediate increase in the net tangible book value per share of $0.52 per share to existing stockholders and an immediate dilution of $3.27 per share to new investors. The following table illustrates this per share dilution:

Offering Price                                                                  $4.25
Net Tangible Book Value Per Share Before the Offering                 $0.46
Increase in Net Tangible Book Value Per Share After the Offering      $0.52
Net Tangible Book Value Per Share After the Offering                            $0.98
                                                                                -----
Dilution Per Share to New Investors                                             $3.27

     This table is based on the number of outstanding shares of common stock as of September 30, 2001 and does not include the following:

- 3,581,014 shares of common stock issuable upon conversion of our outstanding Series G Preferred Stock as of September 30, 2001;

- 10,753,917 shares of common stock issuable upon conversion of our outstanding Series H Preferred Stock as of September 30, 2001;

- 4,105,070 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2001 at a weighted average exercise price of $3.1509 per share; and

- 1,133,636 and 60,000 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2001 at an exercise price of $2.25 and $4.025, respectively.

                              PLAN OF DISTRIBUTION

         We have entered into a stock purchase agreement dated as of January 4, 2002 with Oracle Partners, L.P., Oracle Institutional Partners, L.P., Sam Oracle Investments, Inc., Oracle Offshore, Ltd., Domain Public Equity Partners LP, Merlin BioMed Private Equity Fund, L.P., Merlin BioMed, L.P., Merlin BioMed II L.P., Merlin BioMed III L.P., Merlin BioMed Int'l Ltd., DMG Legacy Fund LLC, DMG Legacy Institutional Fund LLC, DMG Legacy International Ltd., SDS Merchant Fund, LP, Scout Capital Fund, Ltd., Scout Capital Partners, L.P., Fiduciary Trust Co. International, MPM BioEquities Master Fund LP, and MPM BioEquities Fund GmbH and Co KG, as Purchasers, with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, we have agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from us, the 4,450,000 shares of common stock offered hereby at $4.25 per share. Arnhold and
S. Bleichroeder, Inc. has acted as a finder in connection with an investor in this offering.

         The Purchasers or their pledgees, donees, transferees, or other successors in interest may sell the shares offered hereby from time to time in one or more transactions (which may include block transactions) on the American Stock Exchange or such other market on which our common stock may, from time to time, be traded, in privately negotiated transactions, or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Purchasers may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Purchasers and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both.

         The Purchasers and any broker-dealers or agents that participate with the Purchasers in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We estimate that our share of the total expenses for the offering will be approximately $325,000. This amount includes approximately $17,500 for exchange registration fees, $20,000 in legal fees and expenses, $5,000 in accounting fees and expenses, $266,000 in finder's fees and $16,500 in miscellaneous expenses.

         We have agreed to indemnify the Purchasers against some liabilities, including liabilities under the Securities Act, or to contribute to the payments the Purchasers may be required to make because of any of those liabilities.




                                      S-2